October 7, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Xenonics Holdings, Inc. (the Company), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company’s Form 8-K report dated October 7, 2004. We agree with the statements concerning our Firm in such Form 8-K. We have no basis to agree or disagree with other statements of the Company contained therein.

Regarding the registrant’s statements concerning the reportable condition in internal control relating to the lack of segregation of duties, we considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s financial statements as of and for the nine-month period ended September 30, 2003 and the year ended December 31, 2002.

Very truly yours,

/S/ Windes & McClaughry